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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                         ---------------------
                                                            SEC FILE NUMBER
                                                                0-21282
                                                         ---------------------

(CHECK ONE):  /x/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K
                  / / Form 10-Q and Form 10-QSB  / / Form N-SAR

                                                         ---------------------
                                                            CUSIP NUMBER
                                                             870811 30 4
                                                         ---------------------


               For Period Ended:        OCTOBER 31, 1996
                                 ---------------------------
               [ ] Transition Report on 10-K
               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period
               Ended:
                                             -----------------------------------

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

                SWISHER INTERNATIONAL, INC.
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Former Name if Applicable

                NOT APPLICABLE
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Address of Principal Executive Office (STREET AND NUMBER)

                6849 FAIRVIEW ROAD
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City, State and Zip Code

                CHARLOTTE, NORTH CAROLINA 28210
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)     The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
/x/       (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or
                  Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                  or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     THE COMPANY CHANGED ACCOUNTING FIRMS SUBSEQUENT TO ITS FISCAL YEAR END, AS REPORTED ON A FORM 8-K DATED DECEMBER 4, 1996. THE LATENESS OF THE APPOINTMENT AND ADDITIONAL TIME REQUIRED BY A FIRM PERFORMING AN AUDIT FOR THE FIRST TIME HAS DELAYED THE PREPARATION, REVIEW BY MANAGEMENT AND FINALIZATION OF THE REGISTRANT'S AUDITED FINANCIAL STATEMENTS. AS A RESULT, THE REGISTRANT IS NOT ABLE TO FILE ITS FORM 10-K WITHIN THE PRESCRIBED TIME WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     PATRICK L. SWISHER                     (704)           364-7707
------------------------------------    -------------  --------------------
                  (Name)                 (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that
     the Registrant was required to file such report(s)
     been filed?  If answer is no, identify reports(s).           /x/ Yes / / No

--------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?                                   / / Yes /x/ No


  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                           SWISHER INTERNATIONAL, INC.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:     JANUARY 27, 1996              By: /s/ Patrick L. Swisher
                                           -------------------------------------
----------------------
                                           PATRICK L. SWISHER, PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------